Filed Pursuant to Rule 253(g)(2)

File No. 024-12591

Software Effective Solutions Corp.

Up to 500,000,000 Shares of Common Stock Offered by the Company

Up to 47,500,000 Shares of Common Stock Offered by Selling Shareholders

__________________________________

Offering Circular Supplement No. 2

Dated October 24, 2025

An Offering Statement (the “Offering Statement”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on June 6, 2025.

This Offering Circular Supplement No. 2 covers a change in the offering price of the Offered Shares (both the Company Offered Shares and the Selling Shareholder Offered Shares) from $0.0025 per Offered Share to $0.002 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.